                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          Wyndham Hotel Corporation
- - --------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
- - --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 983100 10 8
                             ------------------
                               (CUSIP Number)

                  Wynopt Investment Partnership Level II, L.P.
                         4200 Texas Commerce Tower West
                                 2200 Ross Ave.
                              Dallas, Texas  75201
                         Attention:  Robert A. Whitman
                               (214) 220-4900
- - --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, New York
                                 (212) 326-3939

                                May 24, 1996
                 -------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].





                                   Page 1
                        Index to Exhibits on Page 22

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  2



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wynopt Investment Partnership Level II, L.P.

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      AF, OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                   PAGE  3



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hampstead Genpar, L.P.

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  4



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HH Genpar Partners

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  5



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hampstead Associates, Inc.

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  6



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RAW Genpar, Inc.

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  7



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      InMed, Inc. (d/b/a/InCap, Inc.)

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  8



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald J. McNamara

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE  9



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert A. Whitman

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                   PAGE  10



- - --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel A. Decker

- - --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- - --------------------------------------------------------------------------------
 3    SEC USE ONLY



- - --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- - --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- - --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

- - --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     2,276,055
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,276,055

- - -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,276,055

- - --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- - --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%

- - --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

- - --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Wyndham Hotel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2001 Bryan Street, Suite 2300, Dallas, Texas 75201, and its telephone number at such address is (214) 863-1000.


Item 2.  Identity and Background.

         (a)-(c), (f). This statement is filed by (i) Wynopt Investment Partnership Level II, L.P., a Delaware limited partnership ("Wynopt"); (ii) Hampstead Genpar, L.P., a Delaware limited partnership ("Hampstead Genpar");
(iii) HH Genpar Partners, a Texas general partnership ("HH Genpar"); (iv) Hampstead Associates, Inc., a Texas corporation ("Associates"); (v) RAW Genpar, Inc., a Texas corporation ("RAW Genpar"); (vi) InMed, Inc. (d/b/a InCap, Inc.), a Texas corporation ("InMed"); (vii) Donald J. McNamara; (viii) Robert A. Whitman; and (ix) Daniel A. Decker. Messrs. McNamara, Whitman and Decker are United States citizens. Messrs. Whitman and Decker are members of the Board of Directors of the Company. Holdings, Hampstead Genpar, HH Genpar, Associates, RAW Genpar, InMed and Messrs. McNamara, Whitman and Decker are referred to herein collectively as the "Reporting Persons."

         The principal business of Wynopt is to invest in the Company. Hampstead Genpar is, and its principal business is to act as, the sole general partner of Wynopt. HH Genpar is, and its principal business is to act as, the managing general partner of Hampstead Genpar (and various other partnerships). Associates is, and its principal business is to act as, the managing general partner of HH Genpar. RAW Genpar and InMed are the only other general partners of HH Genpar. The principal business of each of RAW Genpar and InMed is to invest in HH Genpar. The address of the principal executive office of Hampstead Genpar, HH Genpar Associates, RAW Genpar and InMed is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

         The principal occupation of each of Donald J. McNamara, Robert A. Whitman and Daniel A. Decker is to be employed by The Hampstead Group, L.L.C. ("Hampstead"). Mr. McNamara is the Chairman and Co-Chief Executive Officer of Hampstead, Mr. Whitman is the President and Co-Chief Executive Officer of Hampstead, and Mr. Decker is the Executive Vice President and General Counsel of Hampstead. The principal business of Hampstead is to provide real estate investment and management services. The business address of Hampstead and of each such individual is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

         (d)-(e). None of the Reporting Persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Wynopt acquired 2,276,055 shares of Common Stock on May 24, 1996.
Such shares were acquired pursuant to an Exchange Agreement, dated as of March 10, 1996, among the Company, Wyndham Hotel Company, Ltd., Wynopt, Wynopt Investment Partnership, L.P. and Hampstead and joined in by Bedrock Hotel Partners, L.L.C. (the "Exchange Agreement") in exchange for the contribution to the Company of (i) cash in the amount of $10.0 million, and (ii) the transfer of certain equity interests in the Company acquired by Wynopt pursuant to an Option Agreement dated as of May 2, 1994. The funds required by Wynopt for the transaction were obtained directly from the investors in Wynopt. The Exchange Agreement is incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).


Item 4.  Purpose of Transaction.

         Wynopt acquired the shares of Common Stock held by it pursuant to the Exchange Agreement for investment purposes. The Reporting Persons may purchase additional shares of Common Stock either in the open market or in private transactions, depending on their evaluations of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments. Depending upon similar factors, and subject to the limitation described below, the Reporting Persons may dispose of such shares of Common Stock.

         Stockholders' Agreement. On May 24, 1996, Wynopt entered into a stockholders' Agreement (the "Stockholders' Agreement") with the Company, various affiliates of Hampstead (the "Hampstead Stockholders"), certain other senior executive officers of the Company, Wyndham Employees Ltd. ("WEL") and certain other parties (collectively, the "Crow/Wyndham Stockholders"), which imposes certain restrictions on the transfer of Common Stock held by such stockholders (the "Stockholders") and entitles the Stockholders to certain rights regarding corporate governance.

         Pursuant to the Stockholders' Agreement, each of the Stockholders agreed not to sell, transfer, pledge or otherwise dispose of ("Transfer") its Common Stock otherwise than as permitted by the provisions of the Stockholders' Agreement. The Stockholders' Agreement permits the following transfers: (i) open-market sales not exceeding the volume limitations imposed by Rule 144 under the Securities Act of 1933, as amended, (ii) sales in the Company's initial public offering, and (iii) Transfers of Common Stock by WEL to the direct or indirect owners of equity interests in WEL. The Stockholders' Agreement also provides that any Stockholders may Transfer any Common Stock, provided that the transferee agreed to be bound by the Stockholders' Agreement, (a) to any wholly owned affiliate of the transferring Stockholder, (b) to certain transferring Stockholder family members, trusts or, if the transferring Stockholder is a corporation, partnership or other entity, its equity owners, (c) to certain members of the Crow family or their lineal descendants (the "Crow Interests"), (d) to the Company or to any then-existing Crow/Wyndham Stockholder or to any full time senior executive officers of the Company, (e) as a pledge to secure indebtedness, provided that the pledgee agreed to offer a right of purchase, in the event of any foreclosures of the pledge, to the other Stockholders in accordance with the Stockholders' Agreement, and (f) to the owners of equity interests in a Stockholder upon a partial or complete liquidation or dissolution of such Stockholder.

         The Stockholders' Agreement further provides that except with respect to a permitted Transfer described above the proposed transfer by a Stockholder to a third party of Common Stock will be subject to a first right of purchase in favor of the Stockholders in the other Stockholder Group (as defined below) at the price and on the other terms of the proposed third-party sale. The Company has a prior right to purchase Common Stock subject to a proposed Transfer if the offered Common Stock represents all of the Common Stock held by the Crow Interests, but only to the extent the purchase by the Hampstead Stockholders of the Common Stock would cause the Hampstead Stockholders to own more than 40% of the outstanding Common Stock. A similar first right of purchase requirement applies in the event of third-party sales in connection with a shelf registration or an underwritten public offering in which Stockholders propose to sell Common Stock.

         Under the Stockholders' Agreement, the Hampstead Stockholders and the Crow/Wyndham Stockholders (each a "Stockholder Group") are each entitled to nominate a proportionate number of shares of Common Stock held by each Stockholder Group and to be allocated as proportionately as practicable between Independent Directors and other directors. Each Stockholder Group is also entitled to nominate directors to serve on each of the Board's Committees on a similar proportionate basis. Subject to certain conditions set forth in the Stockholders' Agreement, each Stockholder Group agreed to use its best efforts to elect the director nominated in accordance with the Stockholders' Agreement and to remove directors under certain circumstances. The Stockholders' Agreement further provides that as long as the Crow Interests own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement), the Chairman of the Board of the Company shall be a person designated by the Crow Interests. In the event the Hampstead Stockholders own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement) and the Crow Interests no longer own at least such percentage, the Chairman of the Board of the Company shall be a person designated by the Hampstead Stockholders.

         The Stockholders' Agreement terminates upon the earliest to occur of
(a) the sixth anniversary of the date of the Stockholders' Agreement, (b) the Hampstead Stockholders and the Crow/Wyndham Stockholders collectively owning less than 37.5% of the outstanding Common Stock of the Company, (c) the termination of management contracts under the Investment Program below a specified level, (d) certain changes in control of the Hampstead Stockholders,
(e) the Hampstead Stockholders owning less than 50% of the number of shares of Common Stock held by them immediately following the Company's initial public offering and (f) any distribution of Common Stock by the Hampstead Stockholders to direct or indirect owners of equity interests in the Hampstead Stockholders that result in such Common Stock being held by anyone other than a Hampstead principal or an entity controlled by such a principal.

         The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the form of Stockholders Agreement incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).

         Registration Rights Agreement. On May 24, 1996, the Company entered into a registration rights agreement with Hampstead, CF Securities, L.P., Harlan R. Crow, Susan T. Groenteman, James D. Carreker, Wynopt and certain other parties (the "Registration Rights Agreement") pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale any shares of Common Stock (and other securities of the Company that are exercisable to purchase, convertible into or exchangeable for shares of capital stock of the Company) that are held by the parties thereto (collectively, the "Registrable Securities"). All of the shares of Common Stock beneficially owned by the Reporting Persons will be Registrable Securities. The Registration Rights Agreement provides that any holder of Registrable Securities may require the Company upon written notice to register for sale such Registrable Securities (a "Demand Registration"), provided that the total amount of Registrable Securities to be included in the Demand Registration has a market value of at least $20 million and provided that notice is not given prior to six months after the effective date of the previous Demand Registration. If Registrable Securities are going to be registered by the Company pursuant to a Demand Registration, the Company must provide written notice to the other holders of Registrable Securities and permit them to include any or all Registrable Securities that they hold in the Demand Registration, provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. Upon notice of a Demand Registration, the Company is required to file a Registration Statement within 60 days of the date on which notice is given, although the Company may postpone the filing for up to 90 days under certain circumstances. Subject to the conditions stated or referred to above, the holders of Registrable Securities may request an unlimited number of Demand Registrations. Hampstead and certain other parties to the Registration Rights Agreement have agreed not to exercise any Demand Registration rights for a period of six months from the date of execution of the Registration Rights Agreement. WEL (as defined in the Registration Rights Agreement) has a one time right to require the Company to register the Registrable Securities that it holds in connection with the distribution of the Registrable Securities to the WEL participants (the "WEL Registration"). Other holders of Registrable Securities may not join the WEL Registration. A WEL Registration is not a Demand Registration and it is not subject to the restrictions on a Demand Registration, including the $20 million market value requirement.

         The Registration Rights Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than a WEL Registration and certain other types of registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (the "Piggyback Registration"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering.

         The Company is generally required to pay all of the expenses of Demand Registrations, the WEL Registration and Piggyback Registration, other than underwriting discounts and commissions. In the event of a Demand Registration within one year of the date of the Registration Rights Agreement, the holders of the Registrable Securities being registered must pay up to $250,000 ($125,000 in the case of a shelf registration) of such expenses.
         The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).


Item 5.  Interest in Securities of the Issuer.

         (a) Each of the Reporting Persons beneficially owns 2,276,055 shares of Common Stock. Wynopt owns such shares directly and each of the other Reporting Persons beneficially owns such shares indirectly through the relationships described in Item 2 above. Messrs. McNamara, Whitman and Decker disclaim beneficial ownership of all Common Stock held by Wynopt.

         (b) Each of the Reporting Persons has shared power to vote and dispose of 2,276,055 shares of Common Stock. Messrs. McNamara, Whitman and Decker disclaim beneficial ownership of all Common Stock held by Wynopt.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Stockholders Agreement.  See Item 4 above.

         Registration Rights Agreement.  See Item 4 above.

         An institutional investor has the right to obtain an interest in the shares of Common Stock to which this statement relates through investment in an affiliate of the Reporting Persons. If such institutional investor makes such investment, a portion of such shares will be transferred to such affiliate. However, in these circumstances, the Reporting Persons will continue to be the beneficial owners of all such shares, and the institutional investor will not have beneficial ownership thereof within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Exchange Agreement, dated as of March 10, 1996 (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

         Exhibit 2 - Stockholders Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

         Exhibit 3 - Registration Rights Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

         Exhibit 99 - Agreement Among Filing Parties (Filed herewith).

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively on behalf of it and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:  June 3, 1996              WYNOPT INVESTMENT PARTNERSHIP
                                  LEVEL II, L.P.

                                  By:   Hampstead Genpar, L.P.
                                          Its General Partner

                                     By:   HH Genpar Partners
                                             Its General Partner

                                         By:   Hampstead Associates, Inc.
                                                 Its Managing General Partner


                                             By:     /s/ Daniel A. Decker
                                                  -----------------------------
                                                  Daniel A. Decker
                                                  Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Wynopt Investment Partnership Level II, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    June 3, 1996            HAMPSTEAD GENPAR, L.P.

                                  By:   HH Genpar Partners
                                         Its General Partner

                                      By:   Hampstead Associates, Inc.
                                             Its Managing General Partner


                                          By:    /s/ Daniel A. Decker
                                                 ---------------------------
                                                  Daniel A. Decker
                                                  Executive Vice President

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    June 3, 1996            HH GENPAR PARTNERS

                                  By: Hampstead Associates, Inc.
                                        Its Managing General Partner


                                      By:   /s/  Daniel A. Decker
                                          -------------------------
                                            Daniel A. Decker
                                            Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., HH Genpar Partners, RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    June 3, 1996                HAMPSTEAD ASSOCIATES, INC.


                                      By:   /s/  Daniel A. Decker
                                          -------------------------
                                            Daniel A. Decker
                                            Executive Vice President

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    June 3, 1996                RAW GENPAR, INC.


                                      By:   /s/  Robert A. Whitman
                                          ------------------------
                                           Robert A. Whitman
                                           President

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    June 3, 1996            INMED, INC.


                                                   By:     /s/  Daniel A. Decker
                                                          ----------------------
                                                          Daniel A. Decker
                                                          President


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.


Dated:    June 3, 1996                               /s/  Donald J. McNamara
                                                   ----------------------------
                                                   Donald J. McNamara


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.


Dated:    June 3, 1996                               /s/  Robert A. Whitman
                                                   ----------------------------
                                                   Robert A. Whitman

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of Wynopt Investment Partnership Level II, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.


Dated:    June 3, 1996                               /s/  Daniel A. Decker
                                                  Daniel A. Decker

                               INDEX TO EXHIBITS


        EXHIBIT                                       DESCRIPTION                                         PAGE
        -------                                       -----------                                         ----
         1             Exchange Agreement, dated as of March 10, 1996 (incorporated herein by reference to Exhibit 10.12 to Wyndham Hotel Corporation's Registration
                       Statement on Form S-1 (Registration No. 333-2214) (the "Registration
                       Statement")).
         2             Stockholders Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement).

         3             Registration Rights Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit 10.14 to the Registration Statement).

        99             Agreement Among Filing Parties (filed herewith).